Exhibit 1

TAT TECHNOLOGIES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual and special general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on August 30, 2021 at 17:00 P.M. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

In light of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a non-physical meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services; and

2.
Approval of the election of each of Mr. Amos Malka, Mr. Ron Ben Haim, Mr. Amiram Boehm and Roni Meninger (Independent Director), to serve as Directors of the Company each to hold office until our next Annual Meeting of Shareholders; and

3.
Approval of the election of Mr. Mordechai Glick to serve as an external director as such term is defined in the Israeli Companies Law 5759-1999 (the "Companies Law") in the Company for three (3) years term commencing on the date of his election at the meeting and approval of his recompense; and

4.	To approve a grant of 100,000 options to purchase ordinary shares of the Company to Mr. Igal Zamir, the Company’s Chief Executive Officer;

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020.

The approval of each of Items 1 and 2 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of each of Item 3 and 4 requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or who do not have personal interest (with respect to Item 3 excluding a personal interest that is not related to a relationship with the controlling shareholders) in the approval of the proposal set forth in each Item 3 and 4; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the approval of the proposal set forth in each Item 3 and 4. If any shareholder casting a vote does not notify us whether or not they are a controlling shareholder of the Company or whether or not they have a personal interest in the approval of the proposal set forth in each Item 3 and 4, their vote, with respect to this Item, will be disqualified.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

Only shareholders of record at the close of business on August 2, 2021, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 4 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than August 30, 2021, 13:00 P.M. Israel time, to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card was furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. The form of proxy card is also available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

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Position Statements: Shareholders wishing to express their position on Items 1 through 4 on the agenda for this Meeting may do so by submitting a written statement (hereinafter “Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 20, 2021.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholders' register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Alternatively, shareholders whose shares are registered with a member of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is comprised of two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to September 6, 2021, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

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The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel during normal business hours and by prior coordination with Mr. Ehud Ben-Yair (tel: +972-8-8628500 or +972-8-8628501).

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority in the aforementioned internet websites.

By the Order of the Board of Directors,
/s/ Ehud Ben-Yair, CFO Dated: July 26, 2021
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TAT TECHNOLOGIES LTD.

P.O. Box 80, Gedera 70750 Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 30, 2021

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the annual and special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel on August 30, 2021 at 17:00 P.M. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “We” or “Our” refer to TAT Technologies Ltd.

In light of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a non-physical meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services; and

2.
Approval of the election of each of Mr. Amos Malka, Mr. Ron Ben Haim, Mr. Amiram Boehm and Roni Meninger (Independent Director), to serve as Directors of the Company each to hold office until our next Annual Meeting of Shareholders; and

3.
Approval of the election of Mr. Mordechai Glick to serve as an external director as such term is defined in the Israeli Companies Law 5759-1999 (the "Companies Law") in the Company for three (3) years term commencing on the date of his election at the meeting and approval of his recompense ; and

4.	To approve a grant of 100,000 options to purchase ordinary shares of the Company to Mr. Igal Zamir, the Company’s Chief Executive Officer.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on August 2, 2021 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of December 31, 2020, the Company had 9,149,169 issued Shares and 8,874,696 outstanding Shares (excluding 274,473 dormant Shares held in treasury). Each outstanding Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Beneficial Ownership of Securities

FIMI Opportunity V, L.P. and FIMI Israel Opportunity FIVE, Limited Partnership, or the FIMI Funds, are the beneficial holders of 59.21% of TAT’s Ordinary shares (5,254,908 shares).

The following table sets forth certain information as of December 31, 2020, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
FIMI Funds (3)	5,254,908	59.21%
Yelin Lapidot Holdings Management Ltd. (4)	587,261	6.62%
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(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) The percentages shown are based on 8,874,696 ordinary shares issued and outstanding as of December 31, 2020 (net of 274,473 dormant shares).
(3) Based on a Schedule 13D filed on August 14, 2013, and on Schedule 13D/A filed on December 12, 2016, FIMI Funds, FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 5,254,908 ordinary shares held by the FIMI Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI Funds. Shira and Ishay Davidi Management Ltd. controls FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls the Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel Aviv 6789141, Israel.
(4) This information is based on information provided in the Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. (collectively, “Yelin Lapidot”) on February 10, 2020. The business address of Yelin Lapidot is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Voting and Proxies

All shareholders who are unable to attend the Meeting in person may vote with respect to Items 1 through 4 by means of a proxy card and they are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Ehud Ben-Yair, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1th Floor), no later than August 30, 2021 at 13:00 P.M., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Ehud Ben-Yair; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Expenses and Solicitation

Shareholders wishing to express their position on Items 1 through 4 on the agenda for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1th Floor). Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the Israel Securities Authority.

Position Statements should be submitted to the Company no later than August 20, 2021.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 9, 2021. This proxy statement and the accompanying proxy card are also available to the public through the following websites http://www.sec.gov, http://www.magna.isa.gov.il or http://maya.tase.co.il.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to September 6, 2021, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1 and 2 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of each of Item 3 and 4, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or who do not have personal interest do not have personal interest (with respect to Item 3 excluding a personal interest that is not related to a relationship with the controlling shareholders) in the approval of the proposal set forth in Item 3 and 4 or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the approval of the proposal set forth in Item 3 and 4. If any shareholder casting a vote does not notify us whether or not they are a controlling shareholder of the Company or whether or not they have a personal interest in the approval of the proposal set forth in Item 3 and 4, their vote, with respect to this Item, will be disqualified.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

After Careful Consideration, Our Board Recommends That Shareholders Vote “For” The Proposals Described In This Proxy Statement.

ITEM 1: APPROVAL OF THE REAPPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS, AND DELEGATION TO THE COMPANY'S BOARD OF DIRECTORS (OR, THE AUDIT COMMITTEE, IF AUTHORIZED BY THE BOARD OF DIRECTORS) THE AUTHORITY TO DETERMINE THE ACCOUNTANTS' REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.

Under the Companies Law and the Company’s articles of association, the shareholders of the Company are authorized to appoint the Company’s independent certified public accountants. In addition, the approval by the Company’s Audit Committee of the re-appointment and remuneration of the independent certified public accountants is required under the corporate governance rules of The NASDAQ Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, and in accordance with the recommendation of our Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the Meeting and until the Company's next Annual Meeting of Shareholders. As a result of Kesselman & Kesselman PwC Israel’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent certified public accountants.

At the Meeting, the shareholders will also be asked to delegate to our Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the remuneration of our independent certified public accountants according to the volume and nature of their services. With respect to fiscal year 2020, we approved payment to Kesselman & Kesselman PwC Israel of approximately 193,325 US$ for audit services (including special approvals) and 25,000 US$ for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, THAT THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF THE COMPANY EFFECTIVE AS OF THE APPROVAL BY THE MEETING AND UNTIL THE COMPANY'S NEXT ANNUAL MEETING OF SHAREHOLDERS, BE AND HEREBY IS APPROVED, AND IT IS FURTHER RESOLVED, THAT THE BOARD OF DIRECTORS (OR, THE AUDIT COMMITTEE, IF AUTHORIZED BY THE BOARD OF DIRECTORS) BE, AND HEREBY ARE, AUTHORIZED TO DETERMINE THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.”

ITEM 2: APPROVAL OF THE ELECTION OF EACH OF MR. AMOS MALKA, MR. RON BEN HAIM, MR. AMIRAM BOEHM AND RONI MENINGER (INDEPENDENT DIRECTOR), TO SERVE AS DIRECTORS OF THE COMPANY EACH TO HOLD OFFICE UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS.

The Company's Articles of Association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of 6 directors (prior to this Meeting), including two external director appointed in accordance with the Companies Law. Our directors, other than our external directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the external directors who may be re-elected pursuant to the terms and subject to the conditions stipulated in the Companies Law) may be re-elected upon completion of their term of office.

At the Meeting, our shareholders are being asked to re-elect Mr. Amos Malka, Mr. Ron Ben Haim and Mr. Ami Boehm to serve as directors of the Company, to hold office until our next Annual General Meeting of Shareholders and to elect Ms. Roni Meninger (Independent Director) to serve as director of the Company, to hold office until our next Annual General Meeting of Shareholders.

Under the Companies Law, the Board of Directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise” as such term is defined by regulations promulgated under the Companies Law. The Board of Directors determined that Ami Boehm and Ron Ben Haim all have “accounting and financial expertise”. Furthermore, our audit committee determined on July 18th 2021 that Ms. Roni Meninger qualifies as an “independent” director within the meaning of this term under the Companies Law.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association provide that the directors (except the external directors) may also be appointed by a vote of a majority of directors then in office. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to re-elect each of the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Mr. Amos Malka (68) was elected as Chairman of our Board of Directors in June 2016. Mr. Malka is the founder and chairman of Spire Security Solutions Ltd., a security, intelligence and cyber security provider. From 2018 Mr. Malka is the Chairman of the Board of Directors of Aitech Rugged Group Inc. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, Mr. Malka served as the CEO of Elul Technologies Ltd., Israel's largest aerospace and defense business development and consulting company.Mr. Malka also serves on the boards of directors of Imagesat International and Delek Automotive System. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

Mr. Ron Ben-Haim (51) is a partner at FIMI Opportunity Fund since 2006. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm with offices in New York and Tel Aviv and with the Merrill Lynch Mergers & Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceutical Industries in production management. Mr. Ben-Haim holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from New York University. In his capacity at FIMI, Mr. Ben-Haim currently serves on the board of directors of Tadir-Gan Precision Products, Ltd., Orbit Technologies, Ltd., Aitech Rugged Group, Inc., Magal Security Systems, Ltd., Polyram Plastic Industries, Ltd., Inrom Industries, Ltd.,  G1 Security Solutions, Ltd. And Simplivia Ltd.

Mr. Amiram Boehm (49) joined TAT's Board of Directors in June 2016. Mr. Boem is a partner at FIMI Opportunity Fund since 2006. Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. In his capacity at FIMI, Mr. Boehm currently also serves as the Managing Partner and Chief Executive Officer of FITE GP (2004) as well as a director of Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd., Rekah Pharmaceuticals Ltd., Pharm-up Ltd., Galam Ltd., Delekson Ltd. and DIMAR Ltd. Mr. Boehm previously served as a director of Magal S3 Security Systems Ltd., Scope Metal Trading, Ltd., Inter Industries, Ltd., Global Wire Ltd. , Telkoor Telecom Ltd. and Solbar Industries Ltd. Mr. Boehm holds a B.A. in Economics and LL.B. from Tel Aviv University and a Joint MBA from Northwestern University and Tel Aviv University.

Ms. Roni Meninger (64) Ms. Meninger is an experienced business consultant (including experience in management, market development, strategic and monitoring). She has more than 35 years' experience working in various industries out of which 20 years as CEO. Ms. Meninger serves as an independent director in Alon Natural Gas Exploration Ltd., and as an External Director at Albaad Massuot Yitzhak Ltd., Kafrit Industries (1993) Ltd. and Maytronics Ltd. all of which are public companies traded on the TASE. Ms. Meninger has a MBA from the Hebrew University of Jerusalem, Israel, as well as a B.Sc.

Subject to the approval of Ms. Meninger election by the Meeting, Ms. Meninger's recompense will include entitlement to benefit from an indemnification, and D&O insurance under the same conditions as the other directors and in accordance with the Company's Compensation Policy.

Additionally, Subject to the approval of Ms. Meninger election by the Meeting, Ms. Meninger will be entitled to compensation at the fixed sum, in accordance with the Compensation Regulations of the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000.

 Attached as Appendix A are the declarations according to the Companies Law of Mr. Amos Malka, Mr. Ron Ben Haim, Mr. Ami Boehm and Ms. Roni Meninger.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Companies Law for serving as a director.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE RE-ELECTION OF EACH OF MR. AMOS MALKA, MR. RON BEN HAIM AND MR. AMI BOEHM, TO SERVE AS DIRECTORS OF THE COMPANY AND TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS”.

“FURTHER RESOLVED, TO APPROVE THE ELECTION OF EACH OF MS. RONI MENINGER (INDEPENDENT DIRECTOR) TO SERVE AS DIRECTOR OF THE COMPANY AND TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS”.

ITEM 3: APPROVAL OF THE ELECTION OF MR. MORDECHAI GLICK TO SERVE AS AN EXTERNAL DIRECTOR IN THE COMPANY FOR A THREE (3) YEARS TERM COMMENCING ON THE DATE OF HIS ELECTION AT THE MEETING AND APPROVAL OF HIS RECOMPENSE

The Companies Law requires Israeli companies with shares that have been offered to the public, to appoint at least two external directors. Our Board of Directors is currently composed of two external director appointed in accordance with the Israeli Companies Law (Mr. Avraham Shani and Mr. Aviram Halevi). Mr. Avraham Shani notified the Company of his intention to resign as of the date of this Meeting.

Mr. Mordechai Glick (68) from 1991 until 2021, Mr. Glick served as the CEO of Overseas Commerce Ltd.  a company which is traded on the TASE. Prior to that, from 1979 until 1990, he served as CFO and controller of Clal Trading and its subsidiaries. Since 2021, Mr. Glick served on the board of directors of Overseas Commerce Ltd. Mr. Glick is a Certified Public Accountant (Israel) and holds a Bachelor’s degree in Accounting and Economics from Bar-Ilan University, Israel.

Mr. Mordechai Glick has certified that he fulfills the conditions required for being appointed as an external director according to the Israeli Companies Law.

 Attached as Appendix A is the declaration according to the Companies Law of Mr. Mordechai Glick.

Subject to the approval of Mr. Glick's election by the Meeting, Mr. Glick's recompense will include entitlement to benefit from an indemnification, and D&O insurance under the same conditions as the other directors and in accordance with the Company's Compensation Policy.

Additionally, Subject to the approval of Mr. Glick's election by the Meeting, Mr. Glick will be entitled to compensation at the fixed sum, in accordance with the Compensation Regulations of the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

RESOLVED, TO APPROVE THE ELECTION OF MR. GLICK AS AN EXTERNAL DIRECTOR OF THE COMPANY AND TO HOLD OFFICE FOR A PERIOD OF THREE (3) YEARS COMMENCING ON THE DATE OF HIS ELECTION AT THE MEETING.

FURTHER RESOLVED, TO APPROVE MR. GLICK'S ENTITLEMENT TO INDEMNIFICATION, D&O INSURANCE IN ACCORDANCE WITH THE COMPANY'S COMPENSATION POLICY AND COMPENSATION AT THE FIXED SUM, IN ACCORDANCE WITH THE COMPENSATION REGULATIONS OF THE COMPANIES REGULATIONS (RULES REGARDING COMPENSATION AND EXPENSES FOR AN EXTERNAL DIRECTOR), 2000.

ITEM 4: APPROVAL OF GRANT OF OPTIONS TO PURCHASE SHARES OF THE COMPANY TO MR. IGAL ZAMIR, THE COMPANY’S CHIEF EXECUTIVE OFFICER.

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law.

It is proposed to grant options to purchase Ordinary Shares of the Company to Mr. Igal Zamir, the Company's Chief Executive Officer.

Mr. Igal Zamir has served as the Company's Chief Executive Officer since April 30, 2016. In light of Mr. Igal Zamir's contribution to the Company, and in accordance with the Company's compensation policy, the Board of Directors and Compensation Committee have determined that the proposed grant of options described below is appropriate, reasonable and reflect the significant contribution of Mr. Igal Zamir to the Company. Therefore they approved the issuance, subject to the shareholders’ approval, of the following options to Mr. Igal Zamir.

When discussing the proposed grant of options to Mr. Igal Zamir, the compensation committee and the Board of Directors took into consideration, inter alia: (a) Mr. Igal Zamir has been leading the Company from April 2016 until today; (b) the Company's strategic milestones achieved during the last year thanks to Mr. Igal Zamir's leadership and contribution; (c) the options' exercise price is congruent with the Company's benefit and the Company's overall strategy over time; and (d) the grant of options complies with the Company's compensation policy.

The proposal is to grant Mr. Igal Zamir 100,000 options to purchase 100,000 of our Ordinary Shares (the “Options”).  The Options are exercisable at a price per share of US$ 7, which is higher by 22.46% above the average closing price of the Company's shares in the 30 trading days preceding the date of the Board of Directors' approval of the equity grant (which is 5.716 US$). The options will vest during a term of four years as follows: 25% of the Options shall vest after 12 months of the date of grant and 6.25% of the Options shall vest at the end of each 3 months after the first anniversary of the date of grant, as long as Mr. Zamir's employment with the Company continues and will remain exercisable for 90 days following cessation or termination of his employment with the Company (other than for cause). The options will expire on the seventh anniversary of the date of the grant. The total value of the Options is approximately 176,000 US$ as of the date of the Board of Directors' approval of the equity grant (according to a Black & Scholes model).

In the event of a “change in control” during his term of service as Chief Executive Officer, any options unvested at such time, will vest immediately. A “change in control” means: (1) the sale of all or substantially all of the Company's assets; or (2) the sale of all or substantially all of the Company's Ordinary Shares; or (3) any merger or transaction in which a third party becomes the holder of the largest percentage of Ordinary Shares of the Company instead of the controlling shareholder (as defined in the Israeli Securities Law, 5728-1968) prior to the merger or transaction.

The grant of options complies with the Company's compensation policy for executive officers and directors.

Following our Annual General Meeting held on June 23, 2016 approvalMr. Igal Zamir had been granted Options to purchase 100,000 Ordinary Shares.

It should be noted that this Item was approved by our Board of Directors pursuant to the recommendation of our Compensation Committee and it is subject to approval by our shareholders. Our Compensation Committee and our Board of Directors recommends that you vote “FOR" this resolution.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, TO APPROVE THE GRANT OF 100,000 OPTIONS TO MR. IGAL ZAMIR, THE COMPANY’S CHIEF EXECUTIVE OFFICER, EXERCISABLE INTO ORDINARY SHARES OF THE COMPANY AS DESCRIBED IN THE PROXY STATEMENT.”

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

In addition to voting on Items 1 through 4 as described above, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020.

OTHER BUSINESS

The Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

By the Order of the Board of Directors,
/s/ Ehud Ben-Yair, CFO Dated: July 26, 2021

Appendix A

External Director Eligibility Declaration

Pursuant to Sections 240(b)- (e) of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:          the date of the Annual General meeting of Shareholders

Name of Candidate:
		First name	Surname

Name in English		Glick	Mordechai
(according to passport)		First name	Surname

ID No.	065544397

Date of birth:		August 20, 1952	Nationality:	Israel

My address:		3 Hateena St.	Oranit	4481300
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a External director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.    I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.    My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.     I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.     I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.     No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.     If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

 ☐     Eligible to serve as a Director with accounting and financial expertise;

 ☒     Eligible to serve as a Professionally Eligible Director;

 ☐     None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒      I am not a relative of the Company's controlling person.
☒     At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

1 Please tick all relevant boxes.
2 Please tick all relevant boxes.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director[3].

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity ,are as follows: None

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: No.

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No
.

[3]	Including an External Director.
[4]
"Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

12/07/2021 Date	/s/ Mordechai Glick Signature

 Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:          the date of the Annual General meeting of Shareholders

Name of Candidate:		Ami	Boehm
		First name	Surname

Name in English		Ami	Boehm
(according to passport)		First name	Surname

ID No.	028785194

Date of birth:		30/08/1971	Nationality:	Israel

My address:		Havered	Nes-Ziona	78043
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.     I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.     My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.     I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.     I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.     No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.     If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

 ☒      Eligible to serve as a Director with accounting and financial expertise;

 ☐      Eligible to serve as a Professionally Eligible Director;

 ☐      None of the above;

E.	My holdings of Securities of the Company, its Held Company[2], if its activity is material for the Company's activity ,are as follows: None.

F.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

G.
Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: I am a partner in the FIMI fund, the controlling shareholder of the company.

H.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No

I.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

_______________________ Date	____________________ Signature

1 Please tick all relevant boxes.
2 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

 Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:          the date of the Annual General meeting of Shareholders

Name of Candidate:		Amos	Malka
		First name	Surname

Name in English		Amos	Malka
(according to passport)		First name	Surname

ID No.	051760007

Date of birth:		24/01/1953	Nationality:	Israel

My address:		1 Shaul Hamelech	Tel-Aviv	6473301
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.     I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.     My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.     I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.     I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.     No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.     If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

 ☐     Eligible to serve as a Director with accounting and financial expertise;

 ☒     Eligible to serve as a Professionally Eligible Director;

 ☐     None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒      I am not a relative of the Company's controlling person.
☒     At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

1 Please tick all relevant boxes.
2 Please tick all relevant boxes.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director[3].

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity ,are as follows: None.

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

H.
Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: I was elected as the Chairman of the Board of Directors in June 2016.

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No

3  Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

12/07/2021 Date	/s/ Amos Malka Signature

 Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:          the date of the Annual General meeting of Shareholders

Name of Candidate:		Ron	Ben-Haim
		First name	Surname

Name in English		Ron	Ben-Haim
(according to passport)		First name	Surname

ID No.	024528655

Date of birth:		07/10/1969	Nationality:	Israel

My address:		Ein Hatchelet	Herut	40691
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.     I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.     My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.     I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.     I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.     No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.     If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

 ☒     Eligible to serve as a Director with accounting and financial expertise;

 ☐     Eligible to serve as a Professionally Eligible Director;

 ☐     None of the above;

E.	My holdings of Securities of the Company, its Held Company[2], if its activity is material for the Company's activity ,are as follows: None

F.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

G.
Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: I am a partner in the FIMI fund, the controlling shareholder of the company

H.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No
.
I.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

12/07/2021 Date	/s/ Ron Ben-Haim Signature

1 Please tick all relevant boxes.
2 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

 Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:          the date of the Annual General meeting of Shareholders

Name of Candidate:		Roni	Meninger
		First name	Surname

Name in English		Roni	Meninger
(according to passport)		First name	Surname

ID No.	54484860

Date of birth:		September 28, 1956	Nationality:	Israeli

My address:		21 Habesor St.	Meitar	85025
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.     I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.     My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.     I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.     I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.     No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.     If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☒      Eligible to serve as a Director with accounting and financial expertise;

☐      Eligible to serve as a Professionally Eligible Director;

☐      None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒      I am not a relative of the Company's controlling person.
☒     At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

1 Please tick all relevant boxes.
2 Please tick all relevant boxes.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director[3].

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity ,are as follows: None

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: No

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

_______________________ Date	____________________ Signature

3  Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.